Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Resolutions Passed at the Twelfth Meeting of the Eighth Session of the Board of Directors of China Southern Airlines Company Limited” and “Announcement on Resolutions Passed at the Eighth Meeting of the Eighth Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcements is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 March 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

1

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2020-015

Announcement on Resolutions Passed at the Twelfth Meeting of the Eighth Session

of the Board of Directors of China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The convening of the Board meeting

On 30 March 2020, the twelfth meeting of the eighth session of the Board of China Southern Airlines Company Limited (the “Company”) was held at Meeting Room 3301, 33/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou. Seven Directors are eligible to attend the Board meeting and seven Directors attended the Board meeting. Mr. Wang Chang Shun, the chairman of the Board, chaired this meeting, supervisors and certain senior management of the Company also attended. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

The consideration and approval on the Board meeting

The Directors who were present at the Board meeting considered and voted, and unanimously passed the following resolutions:

I. The full text and summary of the 2019 annual report and annual results of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards, and the Directors’ Report);

II. The profit distribution plan of the Company for the year 2019;

The Company distributed cash dividends of totally RMB1.622 billion in 2017 and 2018, accounting for more than 40% of the annual average distributable profits attributable to shareholders of the Company realized in 2017 to 2019, which is higher than the requirement stipulated under the relevant regulations for listed companies and the articles of association of the Company, that is “the cumulative profit distributed in cash in the last three years shall not be less than 30% of the annual average distributable profits realized by the Company in those three years”.

2

The Company’s non-public issuance of A shares and H shares, which was approved at the extraordinary general meeting and class meetings convened by the Company on 27 December 2019, is under review by the China Securities Regulatory Commission. According to the relevant regulations of the China Securities Regulatory Commission, securities cannot be issued before the completion of the implementation of profit distribution. As the distribution of cash dividends of the Company in the past three years complied with the regulations, in view of the strategic significance of the non-public issuance to the Company and in order to ensure the smooth progress of the project, after comprehensive consideration of the Company’s long term development and the interests of all shareholders of the Company, the Board did not recommend any payment of final cash dividend and conversion of capital reserve to share capital of the Company for the year ended 31 December 2019. The retained undistributed profits will be used to supplement the Company's working capital to meet the development needs of the Company's principal business activity. The abovementioned plan is subject to the approval at the Company’s annual general meeting for the year 2019.

III. The re-appointment of external auditor;

The re-appointment of KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2020 and the re-appointment of KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2020 were agreed, and it was proposed the general meeting to authorise the Board to fix their remuneration according to actual work conditions.

IV. The report of the deposit and actual use of funds raised in A shares for the year 2019;

V. The performance report of the Independent Directors for the year 2019;

VI. The internal control appraisal report of the Company for the year 2019;

VII. The corporate social responsibility report of the Company for the year 2019;

VIII. The resolution regarding the procurement of the liability insurance for the Directors, supervisors and senior management of the Company;

Agreed the Company’s 2020-2021 Liability Insurance Procurement Plan for Directors, supervisors and senior management and authorised the general manager of the finance department of the Company to execute the relevant legal documents and the finance department of the Company to handle the renewal of the 2020-2021 Liability Insurance for Directors, supervisors and senior management.

IX. The proposal to be submitted to the general meeting to authorise the Board to issue shares under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to allot, issue and dispose additional shares of the Company under the general mandate, increase registered capital according to the condition of authorisation of share issuance and revise the articles of association of the Company accordingly was agreed.

3

X. The proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments under the general mandate;

The proposal to be submitted to the general meeting to authorise the Board to issue the debt financing instruments in one or multiple tranches within the permitted size for bond issuance in accordance with the applicable laws and regulations under the general mandate was agreed.

XI. The authorisation granted to the Board Office to prepare the relevant matters regarding the annual general meeting for the year 2019.

It is agreed for submitting the aforesaid resolutions I, II, III, IX and X to the annual general meeting for the year 2019 for consideration, and authorized the Board Office to prepare the relevant matters regarding the annual general meeting for the year 2019.

The Board of Directors of

China Southern Airlines Company Limited

30 March 2020

4

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2020-016

Announcement on Resolutions Passed at the Eighth Meeting of the Eighth Session

of the Supervisory Committee of China Southern Airlines Company Limited

The board of supervisors (the “Supervisors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 30 March 2020, the eighth meeting of the eighth session of the supervisory committee (“Supervisory Committee”) of China Southern Airlines Company Limited (the “Company”) was held at Meeting Room 3510, 35/F, China Southern Air Building, 68 Qixin Road, Baiyun District, Guangzhou. Three supervisors (the “Supervisors”) are eligible to attend the meeting and three Supervisors attended the meeting. Mr. Li Jia Shi, the chairman of the Supervisory Committee, chaired this meeting, certain senior management of the Company also attended. The convening, voting and other procedures of this meeting were in compliance with the relevant requirements of PRC Company Law and the articles of association of the Company.

The Supervisors who were present at the meeting considered and voted, and unanimously passed the following resolutions:

I. Considered and approved the full text and summary for the 2019 annual report and the annual results of the Company (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards);

All members of the Supervisory Committee expressed the opinion on the Company’s 2019 annual report as follows:

(1) The preparation and review procedures of the Company’s 2019 annual report are in compliance with the laws, regulations, the Company’s articles of association and various regulations of the Company’s internal management system;

(2) The content and format of the Company’s 2019 annual report comply with the relevant regulations of the China Securities Regulatory Commission, Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited. The information disclosed can truly reflect the Company’s operating management and financial conditions, and does not contain any misrepresentations, misleading statements or material omission;

(3) As of the date of this opinion, no personnel involved in the preparation and review of the annual report have been found to have violated confidentiality regulations, insider trading, or other violations of laws and regulations.

5

II. Considered and approved the profit distribution plan of the Company for the year 2019;

The Company distributed cash dividends of totally RMB1.622 billion in 2017 and 2018, accounting for more than 40% of the annual average distributable profits attributable to shareholders of the Company realized in 2017 to 2019, which is higher than the requirement stipulated under the relevant regulations for listed companies and the articles of association of the Company, that is “the cumulative profit distributed in cash in the last three years shall not be less than 30% of the annual average distributable profits realized by the Company in those three years”.

The Company’s non-public issuance of A shares and H shares, which was approved at the extraordinary general meeting and class meetings convened by the Company on 27 December 2019, is under review by the China Securities Regulatory Commission. According to the relevant regulations of the China Securities Regulatory Commission, securities cannot be issued before the completion of the implementation of profit distribution. As the distribution of cash dividends of the Company in the past three years complied with the regulations, in view of the strategic significance of the non-public issuance to the Company and in order to ensure the smooth progress of the project, after comprehensive consideration of the Company’s long term development and the interests of all shareholders of the Company, the Board did not recommend any payment of final cash dividend and conversion of capital reserve to share capital of the Company for the year ended 31 December 2019. The retained undistributed profits will be used to supplement the Company's working capital to meet the development needs of the Company's principal business activity. The abovementioned plan is subject to the approval at the Company’s annual general meeting for the year 2019.

III. Considered and approved the report of the deposit and actual use of funds raised in A shares for the year 2019;

IV. Considered and approved the internal control appraisal report of the Company for the year 2019;

V. Considered and approved the corporate social responsibility report of the Company for the year 2019;

VI. Considered and approved the report of the supervisory committee of the Company for the year 2019 and submitted to the annual general meeting for the year 2019 for approval.

The Supervisory Committee of

China Southern Airlines Company Limited

30 March 2020

6